Exhibit 99.1

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Real Goods Solar, Inc.

Louisville, Colorado

We have audited the accompanying consolidated balance sheets of Real Goods Solar, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Real Goods Solar, Inc. and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ EKS&H LLLP

April 1, 2013

Denver, Colorado

REAL GOODS SOLAR, INC.

Consolidated balance sheets

	As of December 31,
(in thousands, except share and per share data)	2012	2011
ASSETS
Current assets:
Cash	$10,390	$11,813
Restricted cash	—	172
Accounts receivable, net	13,902	21,539
Costs in excess of billings on uncompleted contracts	5,288	5,411
Inventory, net	5,711	12,264
Deferred costs on uncompleted contracts	896	1,313
Receivable and deferred tax assets	200	3,333
Other current assets	1,930	1,014

Total current assets	38,317	56,859
Property and equipment, net	3,991	6,930
Deferred tax assets	—	5,444
Goodwill	—	19,885
Other intangibles, net	—	390
Other assets	—	41

Total assets	$42,308	$89,549

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Line of credit	$6,498	$—
Accounts payable	15,887	27,785
Accrued liabilities	4,943	3,292
Billings in excess of costs on uncompleted contracts	2,975	2,144
Payable to Gaiam	64	476
Related party debt	6,850	1,700
Debt	114	197
Capital lease obligations	213	126
Deferred revenue and other current liabilities	396	2,388

Total current liabilities	37,940	38,108
Debt, net of current portion	69	202
Capital lease obligations, net of current portion	374	433

Total liabilities	38,383	38,743

Commitments and contingencies
Shareholders’ equity:
Preferred stock, par value $.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, par value $.0001 per share; 150,000,000 shares authorized; 26,693,696 and 26,660,640 shares issued and outstanding at December 31, 2012 and 2011, respectively	3	3
Class B common stock, par value $.0001 per share; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	82,185	81,860
Accumulated deficit	(78,263)	(31,057)

Total shareholders’ equity	3,925	50,806

Total liabilities and shareholders’ equity	$42,308	$89,549

See accompanying notes to consolidated financial statements.

REAL GOODS SOLAR, INC.

Consolidated statements of operations

	Years ended December 31,
(in thousands, except per share data)	2012	2011	2010
Net revenue	$92,891	$109,257	$77,324
Cost of goods sold	69,859	81,397	55,814

Gross profit	23,032	27,860	21,510

Expenses:
Selling and operating	29,807	23,634	16,717
General and administrative	8,909	4,109	2,772
Acquisition-related costs	—	2,393	—
Goodwill and other asset impairments	22,012	—	—

Total expenses	60,728	30,136	19,489

Income (loss) from operations	(37,696)	(2,276)	2,021
Interest income (expense)	(790)	(184)	15

Income (loss) before income taxes	(38,486)	(2,460)	2,036
Income tax expense (benefit)	8,720	(560)	797

Net income (loss).	$(47,206)	$(1,900)	$1,239

Net income (loss) per share:
Basic and diluted	$(1.77)	$(0.08)	$0.07

Weighted average shares outstanding:
Basic	26,673	23,572	18,301

Diluted	26,673	23,572	18,367

See accompanying notes to consolidated financial statements.

REAL GOODS SOLAR, INC.

Consolidated statement of changes in shareholders’ equity

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
(in thousands, except share data)	Shares	Amount	Shares	Amount
Balance at December 31, 2009	16,136,299	$1	2,153,293	$—	$60,368	$(30,396)	$29,973
Issuance of common stock and other equity changes related to compensation	21,040	—	—	—	358	—	358
Net income	—	—	—	—	—	1,239	1,239

Balance at December 31, 2010	16,157,339	1	2,153,293	—	60,726	(29,157)	31,570
Issuance of common stock and other equity changes related to compensation	29,408	—	—	—	533	—	533
Issuance of common stock and stock options related to an acquisition	8,700,000	2	—	—	21,671	—	21,673
Repurchase of common stock	(379,400)	—	—	—	(1,070)	—	(1,070)
Conversion of Class B common stock to Class A common stock	2,153,293	—	(2,153,293)	—	—	—	—
Net loss	—	—	—	—	—	(1,900)	(1,900)

Balance at December 31, 2011	26,660,640	3	—	—	81,860	(31,057)	50,806
Issuance of common stock and other equity changes related to compensation	33,056	—	—	—	325	—	325
Net loss	—	—	—	—	—	(47,206)	(47,206)

Balance at December 31, 2012	26,693,696	$3	—	$—	$82,185	$(78,263)	$3,925

See accompanying notes to consolidated financial statements.

REAL GOODS SOLAR, INC.

Consolidated statements of cash flows

	Years ended December 31,
(in thousands)	2012	2011	2010
Operating activities:
Net income (loss)	$(47,206)	$(1,900)	$1,239
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,186	811	529
Amortization	245	210	—
Share-based compensation expense	325	524	348
Deferred income tax expense (benefit)	8,655	(623)	264
Goodwill and other asset impairments	22,012	—	—
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	7,639	2,231	(5,263)
Costs in excess of billings on uncompleted contracts	123	(5,328)	—
Inventory, net	6,554	(862)	(1,625)
Deferred costs on uncompleted contracts	417	512	874
Other current assets	(814)	1,041	265
Accounts payable	(13,700)	6,993	1,178
Accrued liabilities	1,650	(1,533)	130
Billings in excess of costs on uncompleted contracts	830	83	—
Deferred revenue and other current liabilities	(1,994)	1,914	534
Payable to Gaiam	1,390	(2,108)	1,229

Net cash provided by (used in) operating activities	(12,688)	1,965	(298)

Investing activities:
Purchase of property and equipment	(368)	(678)	(785)
Change in restricted cash	172	730	—
Cash from acquired business	—	3,416	—

Net cash provided by (used in) investing activities	(196)	3,468	(785)

Financing activities:
Borrowings from related parties	5,150	1,700	—
Principal borrowings (payments) on revolving line of credit, net	6,498	(3,119)	—
Principal payments on debt and capital lease obligations	(187)	(2,254)	—
Repurchase of Class A common stock, including related costs	—	(1,070)	—

Net cash provided by (used in) financing activities	11,461	(4,743)	—

Net increase (decrease) in cash	(1,423)	690	(1,083)
Cash at beginning of year	11,813	11,123	12,206

Cash at end of year	$10,390	$11,813	$11,123

Supplemental cash flow information:
Income taxes paid	$38	$208	$6
Interest paid	538	187	—
Common stock issued for acquisition	—	21,576	—

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

1. Principles of Consolidation, Organization and Nature of Operations

We are a leading residential and commercial solar energy engineering, procurement, and construction firm. We were incorporated in Colorado on January 29, 2008 under the name Real Goods Solar, Inc. (“Real Goods Solar”, “Company”, “we”, “us”, or “our”). Our initial public offering of common stock occurred on May 7, 2008.

The consolidated financial statements include the accounts of Real Goods Solar and its majority-owned or otherwise controlled subsidiaries. We have prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, and they include our accounts and those of our subsidiaries. Intercompany transactions and balances have been eliminated. We have included the results of operations of acquired companies from the effective date of acquisition.

Debt Financing Update

At December 31, 2012, our cash balance was $10.4 million. As of the date of filing this Form 10-K, the maturity date for our Silicon Valley Bank revolving line of credit with current capacity and outstanding borrowings of $6.5 million has been extended first from October 30, 2012 to March 31, 2013, and then to September 30, 2013. Our related party debt of $1.7 million owed to Gaiam, Inc. has been extended first from December 30, 2012 to April 30, 2013, and then to April 30, 2014. . Our related party debt of 3.15 million owed to Riverside Renewable Energy Investment LLC (“Riverside”) has also been extended and the $3.0 million Riverside loan is now due May 4, 2014 and the $150 thousand Riverside loan is now due June 20, 2014. We also obtained additional loans of $1.0 million each from our two largest shareholders, which mature on April 26, 2014 under their current terms. Furthermore, in response to our current financial condition, we are negotiating with other financial institutions to obtain a new credit facility to replace the Silicon Valley Bank revolving line of credit and have engaged an investment bank to seek additional capital. In addition, we will continue to make operational improvements to reduce our operating cash requirements. Operational initiatives to reduce costs include productivity enhancements within support functions through greater use of information technology and other process improvements and greater project level control over working capital deployed and labor utilization. With the completion of the debt extensions and additional loans and achievement of some or all of the above noted remaining initiatives, while there can be no assurances, we expect to be able to continue to operate through 2013, and thereby generate adequate cash flow to meet our debt obligations.

NASDAQ Non-Compliance

During 2012, we received four different non-compliance notices from The Nasdaq Stock Market (“NASDAQ”). As of February 21, 2013, the Company had regained compliance with all of the applicable NASDAQ rules.

2. Significant Accounting Policies

No changes were made to our significant accounting policies during the year ended December 31, 2012.

We have evaluated events subsequent to December 31, 2012 and concluded that no material event, other than those already disclosed, has occurred which either would impact the results reflected in this report or our results going forward.

Cash

Cash represents demand deposit accounts with financial institutions that are denominated in U.S. dollars.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. The allowance for doubtful accounts was $1.1 million and $0.5 million at December 31, 2012 and 2011, respectively. If the financial condition of our customers or the public utilities or financing companies were to deteriorate such that their ability to make payments to us was impaired, additional allowances could be required.

Inventory

Inventory consists primarily of solar energy system components (such as solar panels and inverters) located at our various warehouses and finished goods held for sale at our Solar Living Center located in Hopland, California. We state our inventory at the lower of cost (first-in, first-out method) or market. We identify the inventory items to be written down for obsolescence based on the item’s current sales status and condition. We write down discontinued or slow moving inventories based on an estimate of the markdown to retail price needed to sell through our current stock level of the inventories. At December 31, 2012 and 2011, we estimated obsolete or slow-moving inventory to be $0.7 million and $0.2 million, respectively.

Deferred Advertising Costs

Prior to 2011, we had deferred advertising costs related to the preparation, printing, advertising and distribution of catalogs. We deferred such costs for financial reporting purposes until the catalogs were distributed, then amortized such costs over succeeding periods on the basis of estimated direct relationship sales. We amortized seasonal catalogs within seven months and our annual catalogs within one year. Forecasted sales statistics were the principal factor used in estimating the amortization rate. We expense other advertising and promotional costs as incurred. Amounts recorded as advertising expense were $3.4 million, $2.7 million and $2.2 million for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in selling and operating expense in the consolidated statements of operations.

Property and Equipment

We state property and equipment at cost less accumulated depreciation and amortization. We compute depreciation of property and equipment on the straight-line method over estimated useful lives, generally three to twenty years. We amortize leasehold and building improvements over the shorter of the estimated useful lives of the assets or the remaining term of the lease or remaining life of the building, respectively.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase consideration over the estimated fair value of assets acquired less liabilities assumed in a business acquisition. Goodwill is reviewed for impairment annually or more frequently if impairment indicators arise. Since we operate in only one business segment, we assess impairment at the Company level. We have the option of first assessing qualitative factors to determine whether events and circumstances indicate that it is more likely than not that the fair value of the Company is less than its carrying amount. If it is determined that the fair value of the Company is more likely than not greater than its carrying amount, then the two-step impairment test is unnecessary. If it is determined that the two-step impairment test is necessary, then for step one, we compare the estimated fair value of the Company with its carrying amount, including goodwill. If the estimated fair value of the Company exceeds its carrying amount, we consider the Company’s goodwill not impaired. If the carrying amount of the Company exceeds its estimated fair value, we perform the second step of the goodwill impairment test to measure the amount of impairment loss. We use either a comparable market approach, traditional present value method, or some combination thereof to test for potential impairment. The use of present value techniques requires us to make estimates and judgments about our future cash flows. These cash flow forecasts will be based on assumptions that are consistent with the plans and estimates we use to manage our business. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Application of alternative assumptions and definitions could yield significantly different results.

Our goodwill balances were zero and $19.9 million at December 31, 2012 and 2011, respectively, and our other intangibles balances were zero and $0.4 million at December 31, 2012 and 2011, respectively.

The following table represents our other intangibles subject to amortization, which were all customer related, as of December 31, 2011.

(in thousands)	December 31, 2011
Customer related:
Gross carrying amount	$600
Accumulated amortization	(210)

$390

Amortization expense for the year ended December 31, 2012 was $0.2 million. At September 30, 2012, we impaired all our goodwill and other intangibles. See Note 4. Goodwill and Other Asset Impairments.

Purchase Accounting

We account for the acquisition of a controlling interest in a business using the purchase method. In determining the estimated fair value of certain acquired assets and liabilities, we make assumptions based upon historical and other relevant information and, in some cases, reports of independent experts. Assumptions may be incomplete, and unanticipated events and circumstances may occur that could affect the validity of such assumptions, estimates, or actual results.

Revenue Recognition

Revenue consists primarily of solar energy system installation. We recognize revenue from fixed price contracts using either the completed contract or percentage-of-completion method, based on the size of the energy system installation. As a result of a recent business acquisition (see Note 3. Mergers and Acquisitions), we slightly modified our method of applying revenue recognition for fixed price contracts in that we now recognize revenue from energy system installations of less than 100 kilowatts, or kW, when the installation is substantially complete, while we recognize revenue from energy system installations equal to or greater than 100 kW on a percentage-of-completion basis, measured by the percentage of contract costs incurred to date to total estimated costs for each contract. We recognize amounts billed to customers for shipping and handling as revenue at the same time that the revenues arising from the product sale are recognized. We include shipping and handling costs, which were approximately $0.05 million, $0.1 million, and $0.2 million for 2012, 2011, and 2010, respectively, in selling and operating expense along with other fulfillment costs.

The assets “Costs in excess of billings on uncompleted contracts” and “Deferred costs on uncompleted contracts” represent costs incurred plus estimated earnings in excess of amounts billed on percentage-of-completion method contracts and costs incurred but not recognizable until recognition of the related contract revenue on completed-method contracts, respectively. The liability “Billings in excess of costs on uncompleted contracts” represents billings in excess of related costs on percentage-of-completion method contracts. We bill our large installation customers for contract performance progress according to milestones defined in their respective contracts. The prerequisite for billing is the completion of an application and certificate of payment form as per the contract, which is done after each month end. Unbilled receivables were immaterial at December 31, 2012 and 2011.

Allocation of Costs

Presently, Gaiam provides us with administrative, technical accounting advisory, public financial reporting and certain occupancy and related office services under the Intercorporate Services Agreement and the Facility Lease Agreement. Our accompanying financial statements include an allocation of these expenses. The allocation is based on a combination of factors, including revenue and operating expenses. We believe the allocation methodologies used are reasonable and result in an appropriate allocation of costs incurred by Gaiam and its subsidiaries on our behalf. However, these allocations may not be indicative of the cost of future services.

Share-Based Compensation

We recognize compensation cost for stock-based awards based on the estimated fair value of the award on date of grant. We measure compensation cost at the grant date based on the fair value of the award and recognize compensation cost upon the probable attainment of a specified performance condition or over a service period. We use the Black-Scholes option valuation model to estimate the fair value for purposes of accounting and disclosures. In estimating this fair value, there are certain assumptions that we use, as disclosed in Note 13. Share-Based Compensation, consisting of the expected life of the option, risk-free interest rate, dividend yield, volatility and forfeiture rate. The use of a different estimate for any one of these components could have a material impact on the amount of reported compensation expense.

Income Taxes

We provide for income taxes pursuant to the liability method. The liability method requires recognition of deferred income taxes based on temporary differences between financial reporting and income tax bases of assets and liabilities, using current enacted income tax rates and regulations. These differences will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in determining when these events may occur and whether recovery of an asset is more likely than not. Our effective tax rate remains fairly consistent. We have significant net operating loss carryforwards and we will re-evaluate at the end of each reporting period whether we expect it is more likely than not that our deferred tax assets will be fully recoverable through the reversal of taxable temporary differences in future years as a result of normal business activities. We have agreed under our tax sharing agreement with Gaiam to make payments to Gaiam as we utilize certain of our net operating losses in the future. See Note 14. Income Taxes.

We must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We measure the tax benefits recognized in the consolidated financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to our subjective assumptions and judgments which can materially affect amounts recognized in our consolidated balance sheets and statements of operations. The result of the reassessment of our tax positions did not have a material impact on our consolidated financial statements. Our federal and state tax returns for all years after 2008 are subject to future examination by tax authorities for all our tax jurisdictions. We recognize interest and penalties related to income tax matters in interest expense and general and administration expenses, respectively.

Net Income (Loss) Per Share

We compute net income (loss) per share by dividing our net income (loss) by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per share reflects the potential dilution that could occur if options or warrants to issue shares our Class A common stock were exercised. Weighted average common share equivalents of 2,173,000, 1,262,000 and 584,000 shares have been omitted from net income (loss) per share for 2012, 2011 and 2010, respectively, as they are anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	For the Years Ended December 31,
(In thousands, except per share data)	2012	2011	2010
Numerator for basic and diluted net income (loss) per share	$(47,206)	$(1,900)	$1,239
Denominator:
Weighted average shares for basic net income (loss) per share	26,673	23,572	18,301
Effect of dilutive securities:
Weighted average of common stock, stock options and warrants	—	—	66

Denominators for diluted net income (loss) per share	26,673	23,572	18,367

Net income (loss) per share—basic	$(1.77)	$(0.08)	$0.07

Net income (loss) per share—diluted	$(1.77)	$(0.08)	$0.07

Concentration of Risk

We have a potential concentration of credit risk in our accounts receivable in that two financing companies that purchase and then lease installed solar energy system to host users and two commercial customers accounted for 19.1%, 15.6%, 17.5% and 11.1% respectively, of our accounts receivable as of December 31, 2012.

We also have potential concentration of supply risk in that during 2012 we purchase approximately 78% of the major components for our solar installations from a single supplier.

Sales to our largest three customers for 2012 accounted for approximately 15.8%, 12.4% and 7.2%, respectively, of our total net revenue.

Use of Estimates and Reclassifications

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and disclosures. Although these estimates are based on our best knowledge of current events and actions that we may undertake in the future, actual results may be different from the estimates. We have made certain reclassifications to prior period amounts to conform to the current period presentations.

3. Mergers and Acquisitions

We obtained financial control, through an Agreement and Plan of Merger (the “Merger Agreement”), of 100% of the voting equity interests of Earth Friendly Energy Group Holdings, LLC d/b/a Alteris Renewables (“Alteris”) on June 21, 2011 (the “acquisition date”). Alteris sells, designs, installs, and supports renewable energy systems, primarily solar, for both residential and commercial customers. Alteris has more than a dozen offices across seven states.

Our Board of Directors and the manager of Alteris each approved the Merger Agreement prior to the acquisition date. On September 13, 2011 we distributed an information statement to our shareholders with respect to the execution by Gaiam, the holder of a majority of our outstanding equity, of a written consent approving the Merger Agreement. The acquisition closed in December 2011.

The total consideration transferred was approximately $21.7 million and was comprised of 8.7 million shares of our Class A common stock, or $21.6 million worth based on our Class A common stock closing market price of $2.48 per share on June 21, 2011 and $0.1 million worth of replacement share-based payment awards attributable to services rendered prior to the acquisition date. Of this amount, 0.7 million shares were issued based on Alteris’ completion of a financing arrangement for commercial installation jobs, which we estimated, as of the acquisition date, would be completed. The consideration excludes $2.4 million of expenses that are reported as acquisition-related costs in our consolidated statement of operations for the year ended December 31, 2011. In addition, the transaction had remaining contingent equity consideration of 2.0 million shares of our Class A common stock, which was contingent upon Alteris’ achievement of certain pre-tax income and cash flow performance targets for 2011, which was not earned. The fair value of the consideration shares was based on the closing price of our Class A common stock on the acquisition date.

We acquired Alteris, with its premier commercial customer experience, array of financing solutions, and strong in-house engineering expertise, to create a leading renewable energy engineering, procurement and construction provider with a strong presence on both coasts. We plan to capitalize on Alteris’ east coast presence and realize synergies from this acquisition by leveraging our existing infrastructure as well as by taking advantage of Alteris’ expertise with commercial installations. These strategic benefits expected to be received largely contributed to the goodwill resulting from the acquisition.

With regards to our acquisition of Alteris, we recorded $0.6 million for customer-related intangibles (20 month weighted-average useful life). Goodwill is not expected to be deductible for tax purposes.

The following table summarizes the estimated fair values of Alteris’ net assets acquired at the acquisition date.

(in thousands)	June 21, 2011
Cash	$3,416
Restricted cash	902
Accounts receivable	4,511
Inventory	5,008
Deferred costs on uncompleted contracts	1,609
Other current assets	2,528
Property and equipment	1,427
Deferred tax asset	4,226
Goodwill	19,153
Other intangibles	600

Total assets	43,380

Line of credit	(3,119)
Accounts payable and accrued liabilities	(11,681)
Debt	(2,608)
Billings in excess of costs on uncompleted contracts	(2,062)
Deferred revenue and other current liabilities	(2,239)

Net assets acquired	$21,671

We included the results of operations from Alteris in our consolidated financial statements from the acquisition date. Consequently, $40.9 million of revenue and $0.7 million of net income attributable to Alteris are included in our consolidated statement of operations for the year ended December 31, 2011.

The following is supplemental unaudited interim pro forma information for the Alteris acquisition as if we had issued 8.7 million shares of our Class A common stock to acquire this business on January 1, 2010. The pro forma net revenue and cost of goods sold were decreased by $0.7 million and $0.5 million, respectively, for the year ended December 31, 2011 to reflect Alteris’ adoption of our method, cost to cost, of measuring progress towards completion for jobs accounted for under the percentage of completion method. Additionally, the pro forma net loss was adjusted to exclude $2.4 million of nonrecurring expenses incurred during the year ended December 31, 2011, related to our acquisition of Alteris. Finally, pro forma net loss was adjusted by $0.6 million for the year ended December 31, 2010, to include amortization of intangible assets and share-based compensation expense related to replacement stock options, both resulting from the acquisition of Alteris. All pro forma adjustments are based on currently available information and upon assumptions that we believe are reasonable in order to reflect, on a supplemental pro forma basis, the impact of this acquisition on our historical financial information.

	Supplemental Pro Forma (Unaudited)
	Years Ended December 31,
(in thousands, except per share data)	2011	2010
Net revenue	$121,910	$127,300

Net loss	$(3,286)	$(2,422)

Net loss per share—basic	$(0.12)	$(0.08)

Net loss per share—diluted	$(0.12)	$(0.08)

We include results from operations of acquired companies in our consolidated financial statements from their respective effective acquisition dates.

4. Goodwill and Other Asset Impairments

In accordance with the Financial Accounting Standards Board’s accounting standards, we evaluated the realizability of our tangible assets and determined based on market place property comparables (level two of the fair value hierarchy) that $2.1 million of our buildings was impaired at September 30, 2012. Additionally, we performed impairment analyses of goodwill and other intangibles using the discounted cash flows method and determined that $19.7 million of goodwill and $0.2 million of other intangibles were impaired at September 30, 2012. We estimated the fair value of our business for the goodwill impairment analysis based on the quoted market price for our Class A common stock (level one input of the fair value hierarchy), as adjusted by our judgmental qualitative factors (level three of the fair value hierarchy). These noncash impairments were necessitated by the trading price of our Class A common stock, recent operating losses, and financial forecasts. The $22.0 million of noncash impairment charges are reported in goodwill and other asset impairments on our consolidated statement of operations for the year ended December 31, 2012.

5. Property and Equipment

Property and equipment, stated at lower of cost or estimated fair value, consists of the following as of December 31:

(in thousands)	2012	2011
Land	$1,716	$3,100
Buildings and leasehold improvements (a)	728	2,330
Furniture, fixtures and equipment	726	1,121
Website development	859	542
Vehicles and Machinery	3,671	3,716

	7,700	10,809
Accumulated depreciation and amortization	(3,709)	(3,879)

	$3,991	$6,930

(a)	During 2012, we impaired $2.1 million of our buildings. See Note 4. Goodwill and Other Asset Impairments.

6. Revolving Line of Credit

Under a loan agreement, as amended, with Silicon Valley Bank (“SVB Loan”), we have a revolving line of credit that provides for advances not to exceed $6.5 million based upon a borrowing base of 75% of eligible accounts receivable. All borrowings are collateralized by a security interest in substantially all of our assets other than our interests in Alteris Project Financing Company LLC, and bear interest at the greater of the bank’s prime rate or 4.00% plus 4.75%. The interest rate accruing on borrowings during a Streamline Period (as defined in the SVB Loan) is the greater of the bank’s prime rate or 4.00% plus 2.00%. The original maturity date for the SVB Loan was October 30, 2012 and the maturity date was first extended to March 31, 2013 on October 30, 2012 and then again to September 30, 2013 on March 27, 2013. The line of credit has a facility fee of 0.5% per year of the average daily unused portion of the available line of credit during the applicable calendar quarter. We may reserve up to $500,000 for stand-by letters of credit under the line of credit. The SVB Loan establishing the line of credit contains various covenants, including a covenant requiring compliance with a liquidity ratio. The SVB Loan requires the borrowers to pay a final payment fee of $60 thousand in cash upon termination or maturity of the revolving line of credit. The final payment fee will be reduced to $40 thousand if we raise at least $3.0 million in net proceeds through a public offering of our Class A common stock prior to August 31, 2013. At December 31, 2012, we had $6.5 million of outstanding borrowings under this facility.

7. Payable to Gaiam

We are engaged in several related party transactions with Gaiam. Gaiam is the owner of approximately 37% of our issued and outstanding shares of Class A common stock. Our Chairman, Jirka Rysavy, also serves as the Chairman of Gaiam and is a significant shareholder of Gaiam.

We have and will continue to have a need for certain services to be provided by Gaiam under our Intercorporate Services Agreement and Industrial Building Lease Agreement for our corporate headquarters. These services may include, but are not limited to, administrative, technical accounting advisory, public financial reporting and certain occupancy and related office services as required from time to time. We have determined that it is not cost effective to obtain and separately maintain the personnel and infrastructure associated with these services with a complement of full time, skilled employees. Also see Note 11. Commitments and Contingencies – Operating Leases.

Services performed under the Intercorporate Services Agreement have and will be provided under our direction, and Gaiam has no power to act independently on our behalf other than as specifically authorized under the agreement or from time to time by us. Gaiam and we have and will agree on the aggregate annual amount for a particular year for the services based upon a good faith estimate of the services required for that year and the estimated fees for such services. Upon a change to the annual amounts for a particular year, the parties have and will make appropriate payments to reflect such change. The annual amount and formula for various services making up the annual amount, as well as any quarterly changes, have and must be approved in writing by each of Gaiam’s and our board of directors.

During 2011, we completed a project for our Chairman to design and install an upgrade to an existing solar power system originally built in 1997 for his residence. The contract price or revenue recognized was $244,000, which was priced at a customary rate for work performed for employees.

In consideration for Gaiam providing additional services under our Intercorporate Services Agreement with Gaiam and agreeing to amend our existing Intercorporate Services Agreement and Tax Sharing Agreement with Gaiam, we expensed during 2011 additional fees payable to Gaiam of $672,000.

8. Related Party Debt

Our related party debt at December 31, 2012 consisted of $4.15 million from Riverside Renewable Energy Investments, LLC (“Riverside”) and $2.7 million from Gaiam, Inc. (“Gaiam”). At December 31, 2011, our related party debt was comprised of $1.7 million from Gaiam. As of December 31, 2012, the Riverside loans were due as follows: $1.0 million by April 26, 2013, $3.0 million by May 4, 2013, and $150 thousand by June 20, 2013. The Gaiam loans were due as follows: $1.0 million by April 26, 2013 and $1.7 million by April 30, 2013. These loans bear interest at an annual rate of 10%. If we repay the $3.0 million and $150 thousand loans owed to Riverside on or before their respective maturity date, the accrued interest is waived. As conditions for Gaiam extending the maturity date of its existing $1.7 million loan to us from December 30, 2012 to April 30, 2013 and loaning us an additional $1.0 million, we had to pay all interest owed on the existing Gaiam loan of $1.7 million, execute and deliver to Gaiam in the near future an option agreement, reasonably acceptable to both parties, permitting Gaiam to purchase for $0.2 million all tenant improvements constructed by us in our principal office space leased by us from Gaiam; and amend our facility lease with Gaiam to cancel, effective December 31, 2012, the $3 per square foot credit set forth in the current lease.

Each of the $1.0 million promissory notes entered into with Gaiam and Riverside during December 2012 also include certain customary language making the loans payable upon the occurrence of certain events, such as insolvency or bankruptcy. Also, if we complete a sale of at least $50,000 of capital stock, then each creditor has the option of converting all or any portion of the principal and interest owing on the loan in question into securities in such sale at the same purchase price as paid by other purchasers in such sale. If we fail to make payment of the principal and all interest owing on one or both of these loans within 10 days of when due, then the creditor has the option to acquire an undivided 50% interest in our real property located in Hopland, California (including all land and buildings) in exchange for cancellation of such principal and interest. This option is conditioned upon (1) the approval of the transaction by our disinterested directors, and (2) the consent of our senior creditor, Silicon Valley Bank. The loans are unsecured and subordinated to our indebtedness owed to unaffiliated creditors. Subject to the rights of senior debt, we have the right to prepay the loans at any time without premium or penalty.

On March 27, 2013, the maturity dates for these loans were extended and Gaiam’s $1.7 million loan is now due April 30, 2014, Riverside’s $3.0 million loan is due May 4, 2014, Riverside’s $150 thousand loan is due June 20, 2014 and each of the $1.0 million loans are due April 26, 2014.

Accrued interest on our related party debt was $0.2 million at December 31, 2012 and is reported in accrued liabilities on our consolidated balance sheet.

Gaiam owns approximately 37% of our currently outstanding Class A common stock and is one of our creditors. Riverside owns approximately 29% of our currently outstanding Class A common stock and is one of our creditors. Pursuant to the terms of a Shareholders Agreement, Gaiam and Riverside each has the right to designate a certain number of individuals for appointment or nomination to our Board of Directors, tied to their respective ownership of our Class A common stock.

9. Debt

Our debt, other than related party debt, all of which relates to Alteris, consisted of the following at December 31:

(in thousands, except installment amounts and interest rates)	2012	2011
Notes payable to finance companies for the purchase of vehicles and equipment in 36 to 60 monthly installments totaling $12,162, including interest ranging from 2.9% to 10.35%. The notes are secured by Alteris’ vehicles and equipment	$183	$399
Less – current portion of debt	(114)	(197)

Debt, net of current portion	$69	$202

Maturities of debt for each of the periods ended December 31st are as follows:

(in thousands)	Years Ending December 31,
2013	$114
2014	67
2015	2

$183

10. Capital Lease Obligations

We have vehicles financed under capital leases. The cost of the capitalized leased assets included in property and equipment was $2.0 million and $0.6 million at December 31, 2012 and 2011, respectively. Accumulated amortization of capitalized leased assets was $1.4 million and $0.1 million at December 31, 2012 and 2011, respectively. Amortization expense for capitalized leased assets was $0.5 million and $0.1 million for the years ended December 31, 2012 and 2011, respectively.

Our future minimum lease payments and capital lease obligations at December 31, 2012 are as follows:

(in thousands)	At December 31, 2012
Year ending December 31,
2013	$213
2014	201
2015	161
2016	55

Total future minimum lease payments	630
Less – amounts representing interest	(43)

Total capital lease obligations	587
Less – current portion of capital lease obligations	(213)

Capital lease obligations, net of current portion	$374

11. Commitments and Contingencies

Operating Leases

We lease office and warehouse space through operating leases. Some of the leases have renewal clauses, which range from three to five years. Until July 2011, when we relocated this portion of our operations, we leased a facility from DTTC Properties, LLC, a limited liability company partially owned by our former chief executive officer, who also was a beneficial owner of our Class A common stock. This lease agreement required monthly base payments of $10,694 plus common area operating expenses. Under this lease, we incurred expense of approximately $75,000 and $161,000 for the years ended December 31, 2011 and 2010. On December 19, 2011, we entered into a five year facility lease with Gaiam for office space located in one of Gaiam’s owned buildings in Colorado that commenced on January 1, 2012 and provides for monthly payment of approximately $11,179 plus common area maintenance expenses.

The following schedule represents the annual future minimum payments of all our leases at December 31, 2012:

(in thousands)	At December 31, 2012
2013	$582
2014	388
2015	336
2016	295

Total minimum lease payments	$1,601

We incurred rent expense of $0.9 million for the year ended December 31, 2012 and $0.5 million for each of the years ended December 31, 2011 and 2010.

Risks and Uncertainties

We are subject to risks and uncertainties in the normal course of our business, including legal proceedings; governmental regulation, such as the interpretation of tax and labor laws; and seasonal nature of our business due to weather-related factors. We have accrued for probable and estimatable costs that may be incurred with respect to identified risks and uncertainties based upon the facts and circumstances currently available to us. Due to uncertainties in the estimation process, actual costs could vary from those accruals.

12. Shareholders’ Equity and Warrants

During 2012, we issued 33,056 shares of our Class A common stock under our Real Goods Solar, Inc. 2008 Long-Term Incentive Plan (“2008 Incentive Plan”) to certain of our independent directors, in lieu of cash compensation, for services rendered during 2012.

On December 19, 2011, we issued 8.7 million shares of our Class A common stock as consideration for Alteris. See Note 3. Mergers and Acquisitions.

On December 31, 2011, Gaiam converted its remaining 2,153,293 shares of our Class B common stock into shares of our Class A common stock. At the end of 2011, Gaiam owned approximately 37% of our outstanding Class A common stock.

During 2011, we issued 29,408 shares of our Class A common stock under our 2008 Incentive Plan to our independent directors, in lieu of cash compensation, for services rendered during 2011.

On June 30, 2011, we repurchased 379,400 shares of our Class A common stock for a total cost of $1.1 million. We recorded this repurchase of our shares in accordance with the cost method of accounting for treasury stock. Since we have not yet decided the ultimate disposition of the re-acquired shares, their cost is reflected in our consolidated balance sheet at December 31, 2011 as a $1.1 million reduction to additional paid-in capital.

During 2010, we issued 21,040 shares of our Class A common stock under our 2008 Incentive Plan to our independent directors, in lieu of cash compensation, for services rendered during 2010. Following this issuance, Gaiam owned 54.6% of our total outstanding common stock. For the last five years, we have valued shares issued to our independent directors at estimated fair value based on the closing price of our Class A common stock on the date the shares were issued, which by policy is the last trading day of each quarter in which the services were rendered.

As part of the contingent consideration for the acquisition of Carlson Solar on January 1, 2008, we issued seven-year warrants to purchase 30,000 shares of our Class A common stock at an exercise price of $3.20 per share. On November 1, 2007, as part of the contingent consideration for the acquisition of Marin Solar, we issued seven-year warrants to purchase 40,000 shares of our Class A common stock at an exercise price of $3.20 per share.

At December 31, 2012, we had the following shares of Class A common stock reserved for future issuance:

Stock options under the our incentive plans	1,525,320
Stock options under plans not approved by security holders	300,000
Warrants outstanding	70,000

Total shares reserved for future issuance	1,895,320

Each holder of our Class A common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. On December 31, 2011, Gaiam converted all of its holdings of our Class B common stock to Class A common stock and, as a result, we have had no shares of Class B common stock outstanding since December 31, 2011. Under the terms of our articles of incorporation and merger with Alteris, we are prohibited from issuing Class B common stock in the future. All holders of Class A common stock vote as a single class on all matters that are submitted to the shareholders for a vote. Accordingly, Gaiam and Riverside, as the holders of approximately 37% and 29% of the Class A common stock, respectively, and entitled to vote in any election of directors, may exert significant influence over the election of the directors. Shareholders with the minimum number of votes that would be necessary to authorize or take action at a meeting at which all of the shares entitled to vote were present and voted may consent to an action in writing and without a meeting under certain circumstances.

Holders of our Class A common stock are entitled to receive dividends, if any, as may be declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution or winding up of Real Goods Solar, our Class A common stock holders are entitled to share ratably in our assets remaining after the payment of all of our debts and other liabilities. Holders of our Class A common stock have no preemptive, subscription or redemption rights, and there are no redemption or sinking fund provisions applicable to our Class A common stock.

13. Share-Based Compensation

Our share-based compensation programs are long-term retention programs that are intended to attract, retain and provide incentives for talented employees, officers, and directors and to align shareholder and employee interests. We primarily grant options under our 2008 Incentive Plan, but have also granted 300,000 non-shareholder approved options to our chief executive officer during 2012.

Our 2008 Incentive Plan provides for the granting of options to purchase up to the lesser of 3,000,000 shares of our Class A common stock or 10% of our then outstanding Class A common stock. Furthermore, our Board of Directors has resolved that all types of granted options shall not exceed 10% of our then outstanding Class A common stock. Both nonqualified stock options and incentive stock options may be issued under the provisions of the 2008 Incentive Plan. Employees, members of the Board of Directors, consultants, business partners, and certain key advisors are eligible to participate in the 2008 Incentive Plan, which terminates upon the earlier of a board resolution terminating the Incentive Plan or ten years after the effective date of the Incentive Plan. All outstanding options are nonqualified and are generally granted with an exercise price equal to the closing market price of our stock on the date of the grant. Options vest based on services conditions, performance (attainment of a certain amount of pre-tax income for a given year), or some combination thereof. Grants typically expire seven years from the date of grant.

The determination of the estimated fair value of share-based payment awards on the date of grant using the Black-Scholes option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. Expected volatilities are based on a value calculated using the combination of historical volatility of comparable public companies in our industry and our stock price volatility since our initial public offering. Expected life is based on the specific vesting terms of the option and anticipated changes to market value and expected employee exercise behavior. The risk-free interest rate used in the option valuation model is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future and, therefore, an expected dividend yield of zero is used in the option valuation model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We primarily use historical data by participant groupings to estimate option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

The following are the variables we used in the Black-Scholes option pricing model to determine the estimated grant date fair value for options granted under our incentive plans for each of the years presented:

	2012	2011	2010
Expected volatility	76% - 87%	74% - 88%	88%
Weighted-average volatility	80%	81%	88%
Expected dividends	— %	— %	— %
Expected term (in years)	5.0 - 6.6	5.0 - 6.7	5.0
Risk-free rate	0.57% - 1.26%	1.17% - 2.24%	1.25% - 2.38%

The table below presents a summary of our option activity as of December 31, 2012 and changes during the year then ended:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Yrs)	Aggregate Intrinsic Value
Outstanding at January 1, 2012	1,902,120	$2.80
Granted	1,431,500	1.19
Exercised	—	—
Forfeited or expired	(1,508,300)	2.38

Outstanding at December 31, 2012	1,825,320	$1.88	5.4	$—

Exercisable at December 31, 2012	508,350	$2.93	3.0	$—

As specified under the terms of our acquisition of Alteris (see Note 3. Mergers and Acquisitions), upon consummation of the acquisition in 2011, options for Alteris membership units were replaced with equal in fair value options to purchase our stock. In this regard, 478,500 replacement options were granted by us at an exercise price of $2.96 per share.

The weighted-average grant-date fair value of options granted during the years 2012, 2011 and 2010 was $0.76, $1.67 and $2.04, respectively. The total fair value of shares vested was $0.4 million during each of 2012 and 2011 and $0.1 million during 2010. Our share-based compensation cost charged against income was $0.4 million, $0.5 million, and $0.4 million during the years 2012, 2011 and 2010, respectively, and is shown in general and administrative expenses. The total income tax benefit recognized for share-based compensation was nil, $0.2 million, and $0.1 million for the years 2012, 2011, and 2010, respectively. As of December 31, 2012, there was $0.7 million of unrecognized cost related to nonvested shared-based compensation arrangements granted under the plans. We expect that cost to be recognized over a weighted-average period of 3.4 years.

14. Income Taxes

Our provision for income tax expense (benefit) is comprised of the following:

	Years ended December 31,
(in thousands)	2012	2011	2010
Current:
Federal	$—	$—	$476
State	61	16	34

	61	16	510

Deferred:
Federal	7,361	(494)	246
State	1,298	(82)	41

	8,659	(576)	287

	$8,720	$(560)	$797

Variations from the federal statutory rate are as follows:

(in thousands)	2012	2011	2010
Expected federal income tax expense (benefit) at statutory rate of 34%	$(13,086)	$(836)	$692
Effect of permanent goodwill impairment	7,898	—	—
Effect of permanent acquisition-related differences	—	461	—
Effect of permanent other differences	94	30	13
Effect of carryforward state net operating losses	—	(72)	—
Effect of valuation allowance	16,074	—	—
Other	49	(3)	(24)
State income tax expense (benefit), net of federal benefit	(2,309)	(140)	116

Income tax expense (benefit)	$8,720	$(560)	$797

Deferred income taxes reflect net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net accumulated deferred income tax assets as of December 31, 2012 and 2011 are as follows:

(in thousands)	2012	2011
Deferred tax assets (liabilities):
Current:
Provision for doubtful accounts	$437	$216
Inventory-related expense	469	192
Accrued liabilities	1,281	1,644
Net operating loss carryforward	—	1,015
Other	—	5

Total current deferred tax assets	$2,187	$3,072

Non-current:
Depreciation and amortization	$613	$(649)
Net operating loss carryforward	13,243	6,180
Other	31	(87)

Total non-current deferred tax assets	$13,887	$5,444

Valuation allowance	(16,074)	—

Total net deferred tax assets	$—	$8,516

At December 31, 2012, we had $10.5 million in tax effected federal net operating loss carryforwards. These operating loss carryforwards, if unused, begin to expire in 2018. Additionally, we had $2.7 million in tax effected state net operating loss carryforwards. These operating loss carryforwards, if unused, will begin to expire in 2019. The Internal Revenue Code contains provisions that limit the net operating loss available for use in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on the utilization of net operating loss carryforwards from tax periods prior to the ownership changes. Certain of our net operating loss carryforwards as of December 31, 2012 are subject to annual limitations due to changes in ownership.

During 2012, we performed assessments on the realizability of our net deferred tax assets considering all available evidence, both positive and negative. As a result of these assessments, we concluded that it was more likely than not that none of our net deferred tax assets would be recoverable through the reversal of temporary differences and normal business activities in the near term and, therefore, we established a valuation allowance through a noncash charge of $16.1 million to our income tax provision for the year ended December 31, 2012.

Additionally, to the extent we become entitled to utilize certain loss carryforwards relating to periods prior to our initial public offering, we are required under the terms of our tax sharing agreement with Gaiam to distribute to Gaiam the tax effect (estimated to be 34% for federal income tax purposes) of the amount of such tax loss carryforwards so utilized. Accordingly, we recognized a valuation allowance against all of our deferred tax assets as of the effective date of our tax sharing agreement with Gaiam, May 13, 2008. These net operating loss carryforwards begin to expire in 2018 if not utilized. Due to Gaiam’s step acquisitions of our company, we experienced “ownership changes” as defined in Section 382 of the Internal Revenue Code. Accordingly, our use of the net operating loss carryforwards is limited by annual limitations described in Sections 382 and 383 of the Internal Revenue Code. As of December 31, 2012, $4.4 million of these net operating loss carryforwards remained available for current and future utilization, meaning that potential future payments to Gaiam, which would be made over a period of several years, could therefore aggregate to approximately $1.6 million based on current tax rates.

15. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2012 and 2011:

(in thousands, except per share data)	Fiscal Year 2012 Quarters Ended
	March 31	June 30	September 30 (a)	December 31 (b)
Net revenue	$18,256	$21,447	$26,358	$26,830
Gross profit	6,427	5,319	5,737	5,549
Loss before income taxes	(3,052)	(4,070)	(27,549)	(3,815)
Net loss	(1,856)	(2,518)	(39,017)	(3,815)
Diluted net loss per share	$(0.07)	$(0.09)	$(1.46)	$(0.14)
Weighted average shares outstanding-diluted	26,661	26,669	26,677	26,694

(in thousands, except per share data)	Fiscal Year 2011 Quarters Ended
	March 31	June 30	September 30	December 31
Net revenue	$17,425	$19,954	$31,586	$40,292
Gross profit	5,029	5,360	7,853	9,618
Income (loss) before income taxes	68	(1,883)	(739)	94
Net income (loss)	37	(1,575)	(478)	116
Diluted net income (loss) per share	$0.00	$(0.08)	$(0.02)	$0.00
Weighted average shares outstanding-diluted	18,310	19,112	26,655	26,655

(a)	The quarter ended September 30, 2012 includes a noncash charge of $22.0 million for the impairment of goodwill and other assets and a noncash charge of $14.5 million for the establishment of a valuation allowance for all of our net deferred tax assets.
(b)	The quarter ended December 31, 2012 includes a noncash charge of $1.6 million for an additional valuation allowance for our net deferred tax assets generated during that quarter.